UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

1284721

DIVISION OF
CORPORATION FINANCE

[redacted]

04025288

April 2, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/2/2004

Re: Mattel, Inc.
Incoming letters dated March 26, 2004 and March 29, 2004

Dear Mr. Chevedden:

This is in response to your letters dated March 26, 2004 and March 29, 2004 concerning the shareholder proposal submitted to Mattel by John Chevedden. On February 23, 2004, we issued our response expressing our informal view that we were unable to concur in Mattel's view that Mattel could exclude the proposal from its proxy materials. On March 8, 2004, we issued an additional response expressing our informal view that, in light of Mattel's representation that it had adopted a policy regarding shareholder approval in adopting any rights plan, there appeared to be some basis for its view that it may exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response dated March 8, 2004. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

FX: 202-942-9525

March 29, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

4-2

Mattel, Inc. (February 23, 2004)
Rebuttal to Second Company No Action Request

Ladies and Gentlemen:

The next paragraph shows the meaninglessness of the company "Revised Policy" delivered March 16, 2004 after the Staff response letter in Mattel, Inc. (February 23, 2004).

In other words

The following text with an "In other words ..." format is consistent with the meaningless company policy. This text could be included with the company policy without contradiction:
In other words if a bare majority of our independent directors decide that it is best to not spend time on a shareholder vote, then there will be no vote. Although we call spending time on a vote a delay, the vote called for in the shareholder proposal could in fact be held after the adoption of a poison pill and thus cause no delay whatsoever. Hence "delay" is merely a fictional term ascribed to parallel time spent as opposed to serial time spent. This fiction thus gives us a lot of leeway. In 2003 we submitted ratification of auditors to shareholder vote and this vote caused no delay.

The company policy is that if the company does not want to take the time for a poison pill ratification vote – even after enactment – the company can abolish any future shareholder vote altogether using the fiction of a "delay." This sham is not a substantial implementation of a proposal which calls for a shareholder vote as a separate ballot item in two specific places.

The called-for vote on a poison pill would cause no delay – just as ratification of auditors causes no delay.

The company does not address key distinctions in the proposal to the company compared to the proposals in its cited cases.

The proposal to the company does not have the text from company-cited cases

1. The Staff Response letter in Hewlett-Packard Company (Dec. 24, 2003) stated "The proposal clarifies that directors have discretion in responding to shareholder votes." The proposal to Mattel does not have this text.

2. The Staff Response letter in 3M Company (Feb. 17, 2004) stated, "The proposal gives directors the 'flexibility of discretion' in scheduling the vote and in responding to shareholder votes." Again the proposal to Mattel does not have this text.

Additionally the management position statement is false and misleading in stating, "The Board of Directors believes the policy above implements the stockholder proposal, subject only to its fiduciary duties as required under Delaware law. Delaware law does not give the company an out to abolish all future poison pill shareholder voting simply because preparing for a vote at this time requires parallel time spent simultaneously with other tasks in preparing the complete proxy materials.

The company-rushed second no action request dated March 12, 2004 was leisurely delivered to the shareholder on March 16. A mere 37-cent stamp would have moved up delivery to March 13, 2004.

Another way to view the meaninglessness of the company Policy is to repeat text of the policy and include consistent explanation details in brackets:

The Board's policy is that it will only adopt a shareholder rights plan if either
(1) the stockholders have approved adoption of the shareholder rights plan or ["or" signals that the lesser bottom requirement of "(2)"is a complete substitute, in other words an easy-out default to "(2)"]

(2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time [absolutely no specific "circumstance" or criteria required], it is in the best interests of the stockholders to adopt a shareholder rights plan without the delay that would come from the time reasonably anticipated to seek stockholder approval. [Thus a default to option "(2)" completely abolishes any future shareholder vote requirement. The board is well-positioned to argue at the appropriate time that almost any delay-type perception allows a default to the bottom, i.e. "(2)."]

The company has submitted no reason why a vote could not still be conducted after a pill is adopted. Yet the company states this is contrary to Delaware law in its management position statement.

Easy-out default to eliminate shareholder vote forever

After this easy-out to entirely eliminate a vote as a separate ballot item then the policy defaults to absolutely no future vote at any time whatsoever. The shareholder proposal is not a proposal for a shareholder vote as a separate ballot item – specifying a contradiction to an easy-out default to no future vote whatsoever.

The intent of the proposal, for a shareholder vote, without an easy-out default, is reinforced by specifying in two places a vote "as a separate ballot item." The intent for a shareholder vote is reinforced by the shareholder Resolved provision that any change, once adopted, be subject to a shareholder vote as a separate ballot item.

Sincerely,

John Chevedden
Shareholder

cc: Robert Eckert

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 26, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (February 23, 2004)
Interim Rebuttal to Second Company No Action Request

Ladies and Gentlemen:

The next paragraph shows the meaninglessness of the company "Revised Policy" delivered March 16, 2004 after the Staff response letter in Mattel, Inc. (February 23, 2004).

In other words

The following text with an "In other words ..." format is consistent with the meaningless company policy. This text could be included with the company policy without contradiction:
In other words if a bare majority of our independent directors decide that it is best to not spend time on a shareholder vote, then there will be no vote. Although we call spending time on a vote a delay, the vote called for in the shareholder proposal could in fact be held after the adoption of a poison pill and thus cause no delay whatsoever. Hence "delay" is merely a fictional term ascribed to parallel time spent as opposed to serial time spent. This fiction thus gives us a lot of leeway.

The company policy is that if the company does not want to take the time for a poison pill ratification vote – even after enactment – the company can abolish a shareholder vote altogether using the fiction of a "delay." This is not substantial implementation of a proposal which calls for a shareholder vote as a separate ballot item in two specific places.

The called-for vote on a poison pill would cause no delay – just as ratification of auditors causes no delay.

The company does not address key distinctions in the proposal to the company compared to the proposals in its cited cases.

The proposal to the company does not have the text from company-cited cases

1. The Staff Response letter in Hewlett-Packard Company (Dec. 24, 2003) stated "The proposal clarifies that directors have discretion in responding to shareholder votes." The proposal to Mattel does not have this text.

2. The Staff Response letter in 3M Company (Feb. 17, 2004) stated, "The proposal gives directors the 'flexibility of discretion' in scheduling the vote and in responding to shareholder votes." Again the proposal to Mattel does not have this text.

Additionally the management position statement is false and misleading in stating, "The Board of Directors believes the policy above implements the stockholder proposal, subject only to its fiduciary duties as required under Delaware law. Delaware law does not give the company an out to abolish a vote simply because preparing for a vote requires parallel time spent simultaneously with other tasks in preparing the complete proxy materials.

The company-rushed second no action request dated March 12, 2004 was leisurely delivered to the shareholder on March 16. A mere 37-cent stamp would have moved up delivery to March 13, 2004.

Another way to view the meaninglessness of the company Policy is to repeat text of the policy and include consistent explanation details in brackets.

The Board's policy is that it will only adopt a shareholder rights plan if either (1) the stockholders have approved adoption of the shareholder rights plan or ["or" signals that the lesser requirement of "(2)"is a complete substitute, in other words an easy-out default to "(2)"] (2) the Board in its exercise of its fiduciary responsibilities, including a majority or the independent member of the Board, makes a determination that, under the circumstances existing at the time [absolutely no specific "circumstance" or criteria required], it is in the best interests of the stockholders to adopt a shareholder rights plan without the delay that would come from the time reasonably anticipated to seek stockholder approval. [Thus when option "(2)" is taken the stockholder vote requirement is abolished entirely. The board is well-positioned to argue at the appropriate time that almost any delay rationale allows a default to "(2)."]

The company has submitted no reason why a vote could not still be conducted after a pill is adopted. Yet the company states this is contrary to Delaware law in its management position statement.

Easy-out default to eliminate shareholder vote

After this easy-out to entirely eliminate a vote as a separate ballot item then the policy defaults to absolutely no vote at any time whatsoever. This is not a proposal for a shareholder vote as a separate ballot item with an easy-out default for no vote whatsoever.

The intent of a shareholder vote without an easy-out default is reinforced by specifying in two places a vote "as a separate ballot item."

It is respectfully requested that an opportunity be granted to further respond on March 30, 2004.

Sincerely,

John Chevedden
Shareholder

cc: Robert Eckert

The Company does not have a shareholder rights plan and is not currently considering adopting one.

The Board's policy is that it will only adopt a shareholder rights plan if either (1) the stockholders have approved adoption of the shareholder rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of the stockholders to adopt a shareholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The terms of the policy shall be disclosed in the "Corporate Governance" section of the Company's corporate Web site, http://www.mattel.com, and will be included in the Company's proxy statement.

False & misleading

The Board of Directors believes the policy above implements the stockholder proposal, subject only to its fiduciary duties as required under Delaware law. By recommending a vote against the proposal, the Board of Directors is not suggesting that it favors the adoption of a shareholder rights plan without shareholder approval. Rather, the Board of Directors recommends a vote against the proposal because it has already responded to the recommendation made by our stockholders as a result of the vote on last year's proposal and has adopted a policy that implements the proposal, subject only to its fiduciary duties as required under Delaware law. F & M

Approval of this stockholder proposal requires the affirmative vote of a majority of the total votes cast with regard to this proposal by holders of shares of Mattel common stock who are present in person or represented by proxy and entitled to vote such shares at the Annual Meeting. Unless marked to the contrary, proxies received will be voted against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL [4].

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

March 19, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (February 23, 2004)
Initial Rebuttal to Second Company No Action Request

Ladies and Gentlemen:

The following shows the meaninglessness of the company "Revised Policy" delivered March 16, 2004 after Mattel, Inc. (February 23, 2004).

This "in other words ..." text is consistent with the meaningless company policy and could be included with the company policy without contradiction:
In other words if a bare majority of our independent directors decide that it is best to not spend time on a shareholder vote, then there will be no vote. Although we call spending time on a vote a delay, this called-for vote could in fact be held after the adoption of a poison pill and thus cause no delay whatsoever.

The company does not address key distinctions in the proposal to the company compared to the proposals to its cited companies.

The Staff Response letter in Hewlett-Packard Company (Dec. 24, 2003) stated "The proposal clarifies that directors have discretion in responding to shareholder votes." The proposal to Mattel does not have this text.

The Staff Response letter in 3M Company (Feb. 17, 2004) stated, "The proposal gives directors the 'flexibility of discretion' in scheduling the vote and in responding to shareholder votes." Again the proposal to Mattel does not have this text.

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden
Shareholder

cc: Robert Eckert

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

March 17, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (February 23, 2004)
Second company No Action Request

Ladies and Gentlemen:

The company rush second no action request dated March 12, 2004 was leisurely delivered on March 16. A mere 37-cent stamp would have moved up delivery to March 13, 2004.

Sincerely,

John Chevedden

cc: Robert Eckert

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	74%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is more impressive than the raw percentage because this support followed our Directors' objections and we do not have confidential voting. The 26%-vote favoring management's objections equals only 18% of Mattel shares outstanding. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 85% of our stock.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills deprive shareholders of a meaningful voice.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe that it is important to take at least a single step here to improve our corporate governance standards since I believe our 2003 governance standards were not impeccable. For instance:

No confidential voting.

No independent Board Chairman.

Our board materially ignored our 2003 majority shareholder vote on this topic.

Entrenchment – No tenure limits for directors.

One of our directors with 20 years tenure was allowed to sit on all 3 key board committees: Audit, Compensation and Nomination.

Two of our directors with 19 and 33 years of tenure were allowed to sit on 2 key board committees.
One other director had 19 years tenure.
Thus 40% of non-employee directors had tenure of 19 to 33 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Moringstar.com, Aug. 15, 2003
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).